Exhibit 21

List of Subsidiaries

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
DreamWorks Animation L.L.C.	Delaware
DreamWorks Inc.	Delaware
DreamWorks Post-Production L.L.C.	Delaware
DreamWorks Animation Home Entertainment, L.L.C.	Delaware
DreamWorks Animation Home Entertainment, Inc.	Delaware
DreamWorks Animation Live Theatrical Productions LLC	Delaware
Pacific Data Images, Inc.	California
Pacific Data Images L.L.C.	Delaware
DreamWorks Animation International Services, Inc.	Delaware
DWA Finance I L.L.C.	Delaware
Pacific Productions L.L.C.	Delaware
Portkey Limited	Ireland
DW Animation Studios India Private Limited	India